EXHIBIT 11

AAMES FINANCIAL CORPORATION and SUBSIDIARIES
Per Share Data Computations
(In thousands, except per share data)	Three Months Ended September 30,
	2002	2001

Basic net income (loss) per common share:

Net income	$ 9,914	$ 626

Less: Accrued dividends on Series B, C and D
Convertible Preferred Stock	(3,823)	(4,324)

Basic net income (loss) to common stockholders	$ 6,091	$ (3,698)

Basic weighted average number of common shares outstanding	6,483	6,265

Basic net income (loss) per common share	$ 0.94	$ (0.59)

Diluted net income (loss) per common share:

Basic net income (loss) to common stockholders	$ 6,091	$ (3,698)

Plus: Accrued dividends on Series B, C and D Convertible
Preferred Stock	3,823	-

Interest on 5.5% Convertible Preferred Debentures	1,567	-

Diluted net income (loss) to common stockholders	$ 11,481	$ (3,698)

Basic weighted average number of common shares outstanding	6,483	6,265

Plus incremental shares from assumed conversions of:
5.5% Convertible Subordinated Debentures	1,458	-
Series B, C and D Convertible Preferred Stock	85,547	-

	93,488	6,265

Diluted net income (loss) per common share	$ 0.12	$ (0.59)